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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

   Zions Bancorporation
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   (Last)               (First)                 (Middle)

   1380 Kennecott Building
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                                    (Street)

   Salt Lake City,       Utah                   84133
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


   November 19, 1996
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3. IRS or Social Security Number of Reporting Person (Voluntary)

  87-0227400
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4. Issuer Name and Ticker or Trading Symbol

   Aspen Bancshares, Inc. (OTC: ASBK)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Year)

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

   N/A
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      7. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Security     Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

   Stock Option           *          *               Common stock,         739,825        $18.875           D
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                                                     par value
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                                                     $.01 per share
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
Explanation of Responses:

   *In connection with a definitive agreement dated November 19, 1996 whereby Aspen will merge with Zions, Aspen has granted Zions an option to purchase 739,825 shares of Aspen's common stock. The option is exercisable only in the event of certain circumstances involving transactions with third parties, acts of third parties, or break-up of the merger agreement. If the option were exercised in full, Zions would own 16.6% of Aspen's then outstanding common stock. Zions disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Zions is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.







/s/ Dale M. Gibbons                                         November 19, 1996
---------------------------------------------            -----------------------
    Senior Vice President of Zions                                Date
    Bancorporation

 ** Signature of Reporting Person

 ** Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.